Exhibit (a)(5)(B)

JDSU Repurchases 1% Senior Convertible Notes Due 2026
at the Option of Holders

Milpitas, Calif., May 15, 2013 — JDSU (NASDAQ: JDSU and TSX: JDU) (“JDSU”) today announced that pursuant to the terms of the Indenture governing JDSU’s 1% Senior Convertible Notes due 2026 (CUSIP No. 46612J AD 3) (the “Notes”), certain holders of the Notes have surrendered their Notes for purchase by JDSU, exercising their redemption right under the Indenture (the “Put Option”).  The Put Option expired at 5:00 p.m., New York City time, on Wednesday, May 15, 2013.

At the expiration of the Put Option, $160,576,000 in aggregate principal amount of Notes were validly tendered and not validly withdrawn.  The purchase of the Notes tendered will be funded by JDSU’s available cash.  Pursuant to the terms of the Indenture, JDSU will pay today the semi-annual interest due on the Notes through May 14, 2013, to holders of record as of May 1, 2013 of all Notes in the usual manner regardless of whether the Put Option was exercised with respect to such Notes.

JDSU will file an amendment on the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission announcing the expiration and results of the Put Option.

About JDSU

JDSU (NASDAQ: JDSU; and TSX: JDU) innovates and collaborates with customers to build and operate the highest-performing and highest-value networks in the world.  Our diverse technology portfolio also fights counterfeiting and enables high-powered commercial lasers for a range of applications.  Learn more about JDSU at www.jdsu.com and follow us on JDSU Perspectives, Twitter, Facebook and YouTube.

Contact Information

Investors:  Cherryl Valenzuela, 408-546-4521, or cherryl.valenzuela@jdsu.com

Press:  Jim Monroe, 240-404-1922, or jim.monroe@jdsu.com